UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): August 15, 2023

INVEST INC.

(Exact name of registrant as specified in its charter)

Wyoming	85-3368306
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11500 W Olympic Blvd. Suite 562

Los Angeles, California 90064

(Mailing Address of principal executive offices)

801-503-6130

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Title of each class	Trading Symbol	Name of each exchange on which trading
Common Stock, par value $0.001

Item 7. Departure of Certain Officers.

See disclosure in Item 9.01

9.01 Other Events

Appointment of Chief Compliance Officer

On August 15, 2023, the board of directors (the “Board”) of Invest Inc. (the “Company”) appointed Marc McNeill, the Company’s Chief Executive Officer to be the Company’s Chief Compliance Officer. Mr. McNeill will transition out of his role as the Company’s Chief Executive Officer and Principal Executive Officer effective immediately. The terms of Mr. McNeill’s compensation remain the same.

Appointment of Chief Executive Officer

On August 15, 2023, the Board appointed Jaspreet Mathur as the Company’s Chief Executive Officer and Principal Executive Officer effective immediately. Mr. Mathur will also continue in his role as the Company’s Chief Marketing Officer.

Mr. Mathur is a seasoned marketing executive and entrepreneur, who has a proven track record of successfully launching and establishing new brands, including his own. Mr. Mathur founded Kore Fit Living in 2011, a chain of retail stores across Canada specializing in sales of vitamins and supplements, sports nutrition, athletic apparel, and fitness/MMA training equipment. He also launched Emblaze One, which started in 2013 as a design firm making logos and branding, and has grown into a full-service interactive agency with global offices to accommodate a consumer market shift from brick and mortar to e-commerce. In 2018, Mr. Mathur launched the Limitless brand, a creative and empowering lifestyle agency that develops brands and products in the health, wellness, and beauty products space. He is currently the Chief Executive Officer and Chairperson of the Board of Directors of Limitless X Holdings, Inc (OTCQB: VYBE).

Mr. Mathur’s compensation is set at $175,000 per annum.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Invest Inc.

By:	/s/ Jacob Fernane
Name:	Jacob Fernane
Title:	President and Chairperson of the Board
Date:	August 15, 2023